Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Finance Announces Proposed 5.000% Senior Notes Offering

Macau, Monday, May 10, 2021 – Studio City Finance Limited (“Studio City Finance”) announces that it proposes to conduct an international offering of 5.000% senior notes due 2029 (the “Additional Notes”), the net proceeds from which will be used to partially fund the capital expenditures of the remaining project for Studio City and for general corporate purposes. Studio City Finance is a wholly-owned subsidiary of Studio City International Holdings Limited (“SCIHL”).

The proposed Additional Notes will be issued under the indenture, dated January 14, 2021 (the “Indenture”), pursuant to which Studio City Finance issued US$750 million aggregate principal amount of 5.000% senior notes due 2029 (the “Original Notes”). The Additional Notes will constitute additional notes under the Indenture and will be issued on the same terms and conditions (other than the issue date and issue price) and will be consolidated and form a single series with the Original Notes. The Additional Notes are proposed to be senior obligations of Studio City Finance, ranking equally with all of Studio City Finance’s existing and future senior indebtedness. The Additional Notes are proposed to be guaranteed by all of Studio City Finance’s existing restricted subsidiaries on a senior basis (the “Note Guarantees”). SCIHL will not be a guarantor of the Additional Notes.

The issue price of the Additional Notes will be determined at the time of pricing of the proposed offering. Completion of the proposed offering of the Additional Notes is subject to market conditions and investor interest. As no binding agreement in relation to the proposed offering of the Additional Notes has been entered into as at the date of this press release, the proposed Additional Notes may or may not be issued.

The Additional Notes and the Note Guarantees are being proposed to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The proposed Additional Notes and the Note Guarantees will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Studio City Finance does not intend to register any portion of the offering of the proposed Additional Notes and the Note Guarantees in the United States.

This press release is for information purposes only. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Studio City Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Any forward-looking statements made in the Additional Notes offering documents speak only as of the date thereof and all information provided in this press release is as of the date of this press release, and Studio City Finance does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Robin Yuen

Director, Investor Relations

Tel: +852 2598 3619

Email: robinyuen@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com